January 13, 2012

VIA EDGAR

Mr. Lyn Shenk
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
CF/AD5
100 F Street, N.E.
Washington, D.C. 20549

Re:          Top Ships Inc.
Form 20-F for Fiscal Year Ended December 31, 2010
Filed April 11, 2011
File No. 001-50859

Dear Mr. Shenk:

This letter responds to the comment of the staff, or the Staff, of the Securities and Exchange Commission, or the SEC, to the Form 6-K filed on October 21, 2011 of Top Ships Inc., or the Company, as provided in a letter to the Company, dated December 19, 2011, or the Comment Letter.  This letter sets forth the Company's response to the Comment Letter.

For your convenience, the Staff's comment has been restated in its entirety, with the Company's response set forth immediately under the comment.

Form 6-K Filed October 21, 2011

1.
      We note your response to prior comment 4 and the issuance of common stock pursuant to an equity line financing agreement per the Form 6-K filed on October 21, 2011. We note that these shares were sold to an affiliate, Sovereign Holdings, Inc., a Company wholly owned by the Company's President, Chief Executive Officer and Director, Evangelos J. Pistiolis. This issuance of 11,111,111 shares for $5 million resulted in a stock price of $.45 per share. This price represents a discount of approximately 80% from the October 21st share price of $2.16 per share, and a 55% discount from the share price on October 11th, the date of the stock's lowest price in fiscal 2011, of $1.02 per share.

Please tell us the reason the shares were sold at such a significant discount from their market price. Also tell us how you have accounted for this transaction, including whether the discount given on the share price is attributable to any item that requires specific accounting treatment in the financial statements. As we note several relationships between Mr. Pistiolis and the Company, your response should also address whether there is an accounting impact resulting from any of these relationships. Lastly, assuming a satisfactory response to the above items, please provide disclosure in your Form 20-F for the period ended December 31, 2011 to include the following:

Securities and Exchange Commission
January 13, 2012

•	the stock sale to an affiliate, including a description of the relationship
•	the reasons for the financing as well as the terms of the agreement
•	the amount of the discount to market price and the reasons for such discount
•	the accounting treatment for the transaction(s)

Please provide a draft of your intended disclosure in your response.

Response:

The Sovereign Transaction

On August 24, 2011, the Company entered into a common stock purchase agreement, or the Agreement, with Sovereign Holdings Inc., or Sovereign, a company controlled by the Company's Chief Executive Officer, or CEO.  Under the Agreement, commonly known as an equity line, Sovereign committed to purchase up to $10 million of the Company's common shares, to be drawn down from time to time at the request of the Company over the next 12 months, or the Sovereign Transaction. Shares purchased under the Agreement are priced at the greater of (i) $0.45 per share and (ii) a per-share price of 35% of the volume weighted average price of the Company's common shares for the previous 12 trading days.  The Company drew down $2 million under the Agreement at a price of $0.7793 per share on September 1, 2011, and on October 19, 2011 drew down $5 million under the Agreement at a price of $0.45 per share.

Background to the Sovereign Transaction

The objective of the Company in undertaking the transaction with Sovereign was to meet the urgent short-term liquidity needs of the Company, especially its debt service obligations. Prior to the Sovereign Transaction, the Company was under significant pressure from its lenders, as detailed below.  Most urgently, the Company was at risk of defaulting on a $2 million bridge loan with an unrelated party which was due to be repaid on August 17, 2011. Default on this loan would have triggered a cross-default on all of the Company's debt facilities and could have pushed the Company into bankruptcy.

The discount at which the Company's shares were sold to Sovereign should be considered in the context of the alternatives available to the Company.  At the time of the transaction, the Company was negotiating a debt-for-equity exchange with the lender of its $2 million bridge loan and was offered a conversion price which was below the prices at which the Company sold shares in the drawdowns under the Sovereign Transaction.  In addition, the transaction gave the Company the flexibility to draw down the equity line only if and when the Company needed it, with no commitment fee and no penalty if the Company did not draw down the equity line.

Overall, the Sovereign Transaction provided the Company with a flexible solution at a time of distress. A subcommittee of independent directors of the Company's Board of Directors fully considered the transaction, obtained an independent fairness opinion, and recommended the transaction as being in the best interest of the Company and its shareholders.

Securities and Exchange Commission
January 13, 2012

The direction of the Company's share price after the Company entered into the equity line indicates that investors viewed the Sovereign Transaction as being positive for the Company: The closing price of the Company's common shares on Nasdaq was $1.89 as of the first drawdown on September 1, 2011, $2.30 as of the second drawdown on October 19, and subsequently increased to $2.82 as of October 28, 2011, representing an increase of more than 49% since the first drawdown.  The closing price of the Company's common shares on January 12, 2012 was $1.84 per share.

The Company's Urgent Liquidity Needs

The Company's decision to enter into the Sovereign Transaction was made against the background of very difficult shipping, equity and debt markets, which have caused many shipping companies to face similar cash flow problems, and some to seek bankruptcy protection. In 2011, shipping asset values dropped significantly, especially for dry bulk vessels. The decline in dry bulk asset values in 2011 resulted in a deterioration of the Company's loan to asset values.  As a result the Company was in breach of asset maintenance covenants on all its debt facilities and received notifications from its lenders informing the Company that these breaches constitute events of default under the Company's loan agreements. In addition, most of the Company's time charters of dry bulk vessels terminated in 2011 and the rates at which those vessels could be re-chartered were significantly lower. The Company was therefore under significant pressure to raise capital.

The Company had publicly disclosed the breach of loan covenants and its projections of a cash flow shortfall prior to the Sovereign Transaction. In the Company's 2010 Annual Report on Form 20-F, filed on April 12, 2011, the Company stated that "based on our cash flow projections for 2011, cash provided by operating activities is expected to amount to $29.0 million and is not sufficient to cover scheduled debt repayments as of December 31, 2010." In each of the Company's earnings releases for the first and second quarter of 2011, the Company disclosed the breach of loan covenants "relating to earnings before interest, taxes, depreciation and amortization (EBITDA), overall cash position (minimum liquidity covenants), adjusted net worth and asset cover."  By August 2011, the Company was in need of immediate cash in order to avoid a default on its $2 million bridge loan with an unrelated party.  This was disclosed in the Company's earnings release for the second quarter and first half of 2011, filed on Form 6-K on August 3, 2011, as follows: "Our indebtedness includes an unsecured credit facility of $2 million which is due to be repaid on August 17, 2011. Due to limited liquidity, we are in negotiations with our creditor to accept repayment of this facility in Top Ships shares as provided in the loan agreement."

As of early August, 2011, the Company's projections were that a cash flow shortfall of about $10 million would accumulate during the first quarter of 2012.  The Sovereign Transaction, under which the Company may raise up to $10 million, was structured to address this projected shortfall.

As of the beginning of August, 2011, the Company had immediate liquidity needs resulting from:

•
The $2 million bridge loan with an unrelated party which was due to be repaid on August 17, 2011.  The Company made numerous attempts throughout the year to defer the repayment date of this loan into 2012.  On August 1, 2011, the Company informed the lender that it would not be able to make the $2 million payment and invited the lender to discuss the option of converting the debt into shares, as provided in the loan agreement. As described above, the lender replied that it would be willing to convert the debt into shares at a conversion price which was below the prices that ended up being paid in both drawdowns under the Sovereign Transaction. Default on this loan would have triggered a default on all of the Company's debt facilities and could have pushed the Company into bankruptcy.

Securities and Exchange Commission
January 13, 2012

•	Charterhire owed by the Company.

•	Delays in the payment of charterhire from certain charterers.

•
A shortfall of approximately $1.5 million in connection with the sale of the MV Amalfi.  The said shortfall represents the difference between the net proceeds from the sale of the vessel and the outstanding debt plus the termination cost of the interest rate swaps on the vessel.

•
Anticipated shortfalls from the planned sale of the MV Cyclades and the MV Evian (ex MV Papillon) during the fourth quarter of 2011. The shortfall from the sale of the MV Cyclades was financed from the second drawdown under the Sovereign Transaction.

The Sovereign Transaction prevented default on the $2 million bridge loan, provided a solution for the Company's short-term liquidity needs and gave the Company leverage to negotiate solutions with its banks.

Alternatives to Raise Capital

To meet its liquidity needs, the Company had since 2010 made extensive attempts to access the equity and debt markets, including the filing of a registration statement on Form F-1 on May 9, 2011, for an underwritten offering of up to $100 million of its common shares, which was ultimately unsuccessful. During this period, the Company was unable to access the capital markets due to the following factors:

•	An audit opinion with an emphasis of matter on the Company's ability to continue as a going concern , included in the Company's 2008, 2009, and 2010 Annual Reports;

•
the breach of loan covenants from 2008 onward and the reluctance of financing banks to provide waivers for these covenant breaches, thereby making any debt or equity offering highly unattractive to potential investors;

•	the Company's status as a passive foreign investment company, or PFIC;

•	the Company's small capitalization;

•	the thin trading volume of the Company's common stock;

•	the Company's ineligibility to use shelf offering registration statements on Form F-3 due to the decline in its market capitalization; and

•	unfavorable market conditions and, in particular, a very low appetite for shipping equity and debt, especially in 2011.

Securities and Exchange Commission
January 13, 2012

Board Approval of the Sovereign Transaction

Sovereign's proposal to enter into an equity line financing agreement was first considered by the Board of Directors of the Company, or the Board, in early August, 2011.  At that meeting, the Company's Chief Financial Officer presented the Company's cash flow position and cash projections and emphasized the urgency of the Company's situation, as the repayment of the Company's $2 million bridge loan was due shortly.  The Board proceeded to establish a special committee composed of independent directors, or the Special Committee, to consider the Sovereign proposal and make a recommendation to the Board.  The Special Committee negotiated terms with Sovereign, including a lock-up which prevented Sovereign from selling common shares purchased in the Sovereign Transaction for 12 months from the relevant drawdown.  This provision, which the Special Committee considered in the best interests of the Company and its other shareholders, made the common shares that Sovereign received illiquid and affected the pricing of those shares.  In the course of its deliberations, the Special Committee hired an independent investment bank which had never previously done any work for the Company or for Sovereign and obtained a fairness opinion from that investment bank.  On August 24, 2011, the Special Committee determined that the Sovereign Transaction was fair to and in the best interest of the Company and the Company's shareholders.  Upon the recommendation of the Special Committee, the Board approved the Sovereign Transaction on August 24, 2011 and the Company entered into the Agreement on that date.

The Drawdowns

The prices paid by Sovereign for the common shares purchased by it were the result of the application of a formula, described above, resulting in a discount of no greater than 65% from the volume weighted average price of the Company's common shares for the previous 12 trading days.  This formula was negotiated by the parties and was agreed to on August 24, 2011, that is, a week before the first drawdown and almost eight weeks before the second drawdown.  The difference in the price paid by Sovereign in the two drawdowns resulted from the objective application of this formula.

Accounting for the Sovereign Transaction

The Company will treat the Sovereign contract as a freestanding financial instrument  settled in the Company's common stock. As such, according to guidance outlined in Accounting Standards Codification ASC 480-10, the obligation will be recognized in the balance sheet at fair value. The Company will record all changes in its fair value in earnings. The Company will reflect the Sovereign Transaction in its financial statements included in its Annual Report on Form 20-F for the year ended December 31, 2011.

No other accounting implications in connection with the Company's relationship with its President and CEO derive from the Sovereign Transaction, as the transaction does not provide for any dividend issues or any warrants, and it is not deemed to be share-based compensation as there is no performance or service condition. The Sovereign Transaction, together with all other related party transactions, will be disclosed in the Company's Annual Report on Form 20-F. The Company has determined that historical related party transactions have no accounting impact on the Company other than as disclosed in the Company's Annual Report on Form 20-F for the year ended December 31, 2010. Other than historical transactions already disclosed in the Annual Report on Form 20-F for the year ended December 31, 2010, on July 1, 2011, the Company entered into an unsecured credit facility with Shipping Financial Services Inc, a related party ultimately controlled by the family of the Company's Chief Executive Officer, for 350,000 EUR, to be used for general working capital purposes. The Company has undertaken to repay the loan within 12 months of its receipt. The loan bears interest at a rate of 8% per annum. Furthermore, on July 16, 2011, the Company entered into an unsecured credit facility with Central Mare Inc, a related party ultimately controlled by the family of the Company's Chief Executive Officer, for 1,800,000 EUR, to be used for general working capital purposes. The Company has undertaken to repay the loan within 12 months of its receipt. The loan bears interest at a rate of 0% for the first five months and 8% per annum for the following seven months. Neither of the two abovementioned facilities contains a convertibility option. They will be accounted for as short term debt according to guidance outlined in Accounting Standards Codification ASC 470-10. These two loans and the Sovereign Transaction will be disclosed in the Annual Report on Form 20-F for the year ended December 31, 2011 under "Item 7 – Major Shareholders and Related Party Transactions and under "Item 18 – Financial Statements – Note 5 – Transactions with Related Parties".

Securities and Exchange Commission
January 13, 2012

Intended Disclosure on Form 20-F

The Company intends to include the following disclosure in its Annual Report on Form 20-F under "Item 7 – Major Shareholders and Related Party Transactions."

Sovereign Equity Line Transaction

On August 24, 2011, we entered into a Common Stock Purchase Agreement with Sovereign Holdings Inc. ("Sovereign"), a company controlled by our Chief Executive Officer and President.  In this transaction, commonly known as an equity line, Sovereign committed to purchase up to $10,000,000 of our common shares, to be drawn from time to time at our request in multiples of $500,000  over the following 12 months ("the Sovereign Equity Line Transaction"). Shares purchased under the Common Stock Purchase Agreement are priced at the greater of (i) $0.45 per share and (ii) a per share price of 35% of the volume weighted average price of our common stock for the previous 12 trading days.  Also on August 24, 2011, we entered into a registration rights agreement with Sovereign, pursuant to which Sovereign has been granted certain demand registration rights with respect to the shares issued to Sovereign under the Common Stock Purchase Agreement.  In addition, on August 24, 2011, we entered into a lock-up agreement with Sovereign, pursuant to which Sovereign agreed not to sell shares acquired pursuant to the Common Stock Purchase Agreement for a period starting 12 months from each acquisition of such shares.

The Sovereign Equity Line Transaction was entered into to meet urgent short-term liquidity needs, especially our debt service obligations. The discount at which our shares are sold under the equity line was evaluated in the context of our urgent liquidity needs, the lack of alternatives available to us to raise capital due to unfavorable market conditions, the flexibility provided by the Sovereign transaction and the 12 month lock-up agreement that accompanied the transaction which made the shares illiquid for Sovereign.

The Board established a special committee composed of independent directors (the "Special Committee") to consider the Sovereign Equity Line Transaction and make a recommendation to the Board.  In the course of its deliberations, the Special Committee hired an independent investment bank which had never previously done any work for us or for Sovereign and obtained a fairness opinion from that investment bank.  On August 24, 2011, the Special Committee determined that the Sovereign Equity Line Transaction was fair to and in our best interest and the best interests of our shareholders.  Upon the recommendation of the Special Committee, the Board approved the Sovereign Equity Line Transaction on August 24, 2011, and we entered into the Agreement on that date.

We drew down $2.0 million under the Common Stock Purchase Agreement at a price of $0.7793 per share on September 1, 2011, and on October 19, 2011, we drew down $5.0 million at a price of $0.45 per share.

Securities and Exchange Commission
January 13, 2012

We have accounted for the Sovereign Equity Line Transaction as a freestanding financial instrument  settled in our common stock. As such, according to guidance outlined in Accounting Standards Codification ASC 480-10, the obligation has been recognized in the balance sheet at fair value. We have recorded all changes in its fair value in earnings.

The Company intends to include the following disclosure in its Annual Report on Form 20-F under "Item 18 – Financial Statements – Note 5 – Transactions with Related Parties."

Sovereign Equity Line Transaction

On August 24, 2011, the Company entered into a Common Stock Purchase Agreement with Sovereign Holdings Inc. ("Sovereign"), which is controlled by the Company's Chief Executive Officer and President.  In this transaction, commonly known as an equity line, Sovereign committed to purchase up to $10,000 of the Company's common shares, to be drawn from time to time at the Company's request in multiples of $500  over the following 12 months ("the Sovereign Equity Line Transaction"). Shares purchased under the Common Stock Purchase Agreement are priced at the greater of (i) $0.45 per share and (ii) a per share price of 35% of the volume weighted average price of our common stock for the previous 12 trading days.  Also on August 24, 2011, the Company entered into a registration rights agreement with Sovereign, pursuant to which Sovereign has been granted certain demand registration rights with respect to the shares issued to Sovereign under the Common Stock Purchase Agreement.  In addition, on August 24, 2011, the Company entered into a lock-up agreement with Sovereign, pursuant to which Sovereign agreed not to sell shares acquired pursuant to the Common Stock Purchase Agreement for a period starting 12 months from each acquisition of such shares.

The Sovereign Equity Line Transaction was entered into to meet urgent short-term liquidity needs, especially the Company's debt service obligations. The discount at which the shares are sold under the equity line was evaluated in the context of the Company's urgent liquidity needs, the lack of alternatives available to the Company to raise capital due to unfavorable market conditions, the flexibility provided by the Sovereign transaction and the 12 month lock-up agreement that accompanied the transaction which made the shares illiquid for Sovereign.

The Board established a special committee composed of independent directors (the "Special Committee") to consider the Sovereign Equity Line Transaction and make a recommendation to the Board.  In the course of its deliberations, the Special Committee hired an independent investment bank which had never previously done any work for the Company or for Sovereign and obtained a fairness opinion from that investment bank.  On August 24, 2011, the Special Committee determined that the Sovereign Equity Line Transaction was fair to and in the Company's best interest and the best interests of its shareholders.  Upon the recommendation of the Special Committee, the Board approved the Sovereign Equity Line Transaction on August 24, 2011 and the Company entered into the Agreement on that date.

The Company drew down $2,000 under the Common Stock Purchase Agreement at a price of $0.7793 per share on September 1, 2011, and on October 19, 2011, the Company drew down $5,000 at a price of $0.45 per share.

The Company has accounted for the Sovereign Equity Line Transaction as a freestanding financial instrument settled in its common stock. As such, according to guidance outlined in Accounting Standards Codification ASC 480-10, the obligation has been recognized in the balance sheet at fair value. The Company has recorded all changes in its fair value in earnings.

Securities and Exchange Commission
January 13, 2012

The Company intends to include the following disclosure in its Annual Report on Form 20-F "Item 18 – Financial Statements – Note 2 – Significant Accounting Policies".

Financial instruments are recognized at fair value in the balance sheet when the Company has an obligation to perform under the contractual provisions of those instruments. Financial instruments are classified as liabilities or equity in accordance with the substance of the contractual arrangement. Changes in the financial instruments' fair value are recognized in earnings.

If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1223 or Christine Westbrook at (212) 574-1371.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Gary J. Wolfe
Gary J. Wolfe, Esq.

cc:           Theresa Messinese
Joe Foti

TOP SHIPS INC.
1 Vas. Sofias and Meg. Alexandrou Str,
15124 Maroussi, Greece

January 13, 2012

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Lyn Shenk

Re:          Top Ships Inc.
Form 20-F for Fiscal Year Ended December 31, 2010
Filed April 11, 2011
File No. 001-50859

Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	The Staff's comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully, Top Ships Inc.

By:	/s/ Alexandros Tsirikos
Name:	Alexandros Tsirikos
Title:	Chief Financial Officer